Exhibit 1

2021 FIRST QUARTER RESULTS â–ª Stock Listing Information Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange) Ticker: CLH â–ª Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

FORWARD LOOKING INFORMATION This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in this report is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. CEMEX Latam Holdings, S.A. and subsidiaries Copyright. 2021 First Quarter Results Page 2

OPERATING AND FINANCIAL HIGHLIGHTS Consolidated net sales during the first quarter of 2021 increased by 7% Operating EBITDA margin during the first quarter of 2021 increased by on a like-to-like basis adjusting for foreign exchange fluctuations, 0.8pp compared with that of the first quarter of 2020. The EBITDA compared with first quarter of 2020. Net sales improved in all countries margin expansion was mainly driven by higher volumes and lower except in Panama. SG&A, despite higher maintenance expenses for US$5.7 million during 1Q21. Cost of sales as a percentage of net sales increased by 1.6pp during the quarter, from 59.4% in 1Q20 to 61.0% in 1Q21. The increase was mainly Controlling interest net income during the first quarter was US$4 driven by higher maintenance costs and increased variable costs in million, compared with a loss of US$30 million during the same quarter Nicaragua. of 2020. The improvement was mainly driven by higher Operating earnings and lower Other income (expenses), net. Operating expenses as a percentage of net sales decreased by 2.7pp during the quarter, from 28.3% in 1Q20 to 25.6% in 1Q21. The decrease Net debt declined by US$35 million during the quarter, from US$654 was driven by our costs-savings program. million as of December 2020, to US$619 million as of March 2021. Operating EBITDA during the first quarter of 2021 increased by 12% on a like- to-like basis, compared with that of the first quarter of 2020. 2021 First Quarter Results Page 3

OPERATING RESULTS Colombia In Colombia, the industry is enjoying robust growth, with the self-construction and infrastructure sectors as the main drivers of demand. Our cement volumes in the country grew 4%, less than the industry in the quarter, mainly due to our pricing strategy and competitive dynamics. Our cement prices during the quarter improved by 4% year-over-year and by 1% sequentially, in local-currency terms. Despite the imposition of new lockdown measures in April, we believe the outlook remains favorable, supported by record home sales, execution of the existing 4G highway projects, as well as the rollout of new infrastructure programs. Panama In Panama, our cement volumes declined by 11% on a year-over-year basis and improved by 19% sequentially. Industry cement volumes remained weak during the first two months of the year but showed signs of recovery in March. Our cement volume performance on a year-over-year basis reflects a base effect from a new cement producer who entered the market in June 2020. We are improving our plant-capacity utilization by exporting cement and clinker to nearby markets. We exported ~40K tons in 1Q21. Please note that the effect of exports in volume and price is not included in the section of the table above which refers to “Domestic gray cement”. 2021 First Quarter Results Page 4

OPERATING RESULTS Costa Rica In Costa Rica, our cement volumes during the first quarter increased 7% on the back of a pick-up in activity in the infrastructure and self-construction sectors. Our quarterly cement prices improved by 2% year-over-year and by 1% sequentially. We are maximizing opportunities to reach optimal plant capacity utilization in the country by selling clinker locally, and exporting cement and clinker to nearby markets. Rest of CLH In the Rest of CLH region, our cement volumes during the quarter improved by 16%, reaching the highest levels since 2016. Cement volumes increased in all three countries in the Rest of CLH region. In Guatemala, our cement volumes were driven by strong activity in the self-construction sector, a segment where we have a higher relative presence, as well as a gradual recovery in the formal sector. Our cement prices improved by 1%, both on a year-over-year and sequential basis, in local-currency terms. In Nicaragua, our cement volumes improved by 17% driven by the self-construction sector, as well as by government-sponsored projects. Cement consumption during the quarter was also supported by increased remittances. Going forward, socio-political risks in the country could increase due to the presidential elections scheduled for this November. 2021 First Quarter Results Page 5

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION Operating EBITDA and free cash flow Our free cash flow reached US$26 million in 1Q21 vs. US$2M in 1Q20. The improvement was mainly driven by a positive working capital effect and higher EBITDA. Our average working capital days were negative 19 during 1Q21 vs. negative 7 during 1Q20. Our interest expense declined by US$2.4M, or by 18%, on a year-over-year basis. Information on Debt Reduced Net Debt by US$35 million from December 2020 to March 2021, and by US$115 million vs. March 2020. Net-debt-to-EBITDA ratio improved to 3.4x in March 2021, from 3.7x in Dec. 2020. 2021 First Quarter Results Page 6

GUIDANCE 2021 Guidance Full Year 20211 We are guiding to a Strategic CAPEX of US$40 million for 2021. US$35 million is related to the development of our overall Maceo cement plant project in Colombia. 1 Reflects current expectations 2021 First Quarter Results Page 7

OPERATING RESULTS Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in thousands of U.S. Dollars, except per share amounts 2021 First Quarter Results Page 8

OPERATING RESULTS Income statement & balance sheet CEMEX Latam Holdings, S.A. and Subsidiaries in millions of Colombian Pesos in nominal terms, except per share amounts 2021 First Quarter Results Page 9

OPERATING RESULTS Operating Summary per Country in thousands of U.S. dollars Operating EBITDA margin as a percentage of net sales 2021 First Quarter Results Page 10

OPERATING RESULTS Volume Summary Consolidated volume summary Cement and aggregates in thousands of metric tons Ready mix in thousands of cubic meters Per-country volume summary 2021 First Quarter Results Page 11

OPERATING RESULTS Price Summary Variation in U.S. dollars Variation in local currency 2021 First Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Methodology for translation and presentation of results Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement. For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below. Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.” Consolidated financial information When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries. Presentation of financial and operating information Individual information is provided for Colombia, Panama and Costa Rica. Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador. Exchange rates 2021 First Quarter Results Page 13

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2021 First Quarter Results Page 14